SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
          13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(b)

                                (Amendment No. 3)


                                SFB Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   78412C 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 March 30, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

|X|  Rule 13d-1(b)

|_|  Rule 13d-1(c)

|_|  Rule 13d-1(d)


--------------------
* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                                Page 1 of 4 pages

                                                               Page 2 of 4 Pages



CUSIP No. 78412C 10 1            Schedule 13G
          -----------            ------------

1.       Name of Reporting Person
         I.R.S. Identification Number of above person:

         Security Federal Bank
         Employee Stock Ownership Plan

2.       Check the appropriate box if a member of a group*

                  (a)   |X|                (b)   |_|

3.       SEC Use Only

4.       Citizenship or Place of Organization:    Tennessee
                                                -------------

Number of Shares Beneficially Owned by Each Reporting Person with:

5.       Sole Voting Power:                               0
                                                     ------

6.       Shared Voting Power:                        60,542
                                                     ------

7.       Sole Dispositive Power:                          0
                                                     ------

8.       Shared Dispositive Power:                   60,542
                                                     ------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
             60,542
         ---------------

10.      Check Box If The Aggregate Amount in Row (9) Excludes Certain
         Shares*      |_|

11.      Percent of Class Represented by Amount in Row 9:  10.4%
                                                           ----

12.      Type of Reporting Person*: EP


                                * SEE INSTRUCTION

Item 1(a)         Name of Issuer:  SFB Bancorp, Inc.
                  --------------   -----------------

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                          632 Elk Avenue
                          Elizabethton, Tennessee 37643

Item 2(a)         Name of Person Filing:
                  ---------------------

                          Security Federal Bank
                          Employee Stock Ownership Plan

Item 2(b)         Address of Principal Business Office:  Same as Item 1(b)
                  ------------------------------------   -----------------

Item 2(c)         Citizenship:  Tennessee
                  -----------   ---------

Item 2(d)         Title of Class of Securities:  Common Stock
                  ----------------------------   ------------

Item 2(e)         CUSIP Number:    78412C 10 1
                  ------------     -----------

Item 3            Check whether the person filing is a:
                  ------------------------------------

Item 3(f)          X     Employee Benefit Plan, in accordance with
                  ---    Rule 13d-1(b)(1)(ii)(F).

Item 3(j)          X     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
                  ---

Item 3(a)(b)(c)(d)(e)(g)(h)(i) - not applicable.

Item 4(a)         Amount Beneficially Owned:   60,542
                  -------------------------    ------

Item 4(b)         Percent of Class:  10.4%
                  ----------------   -----

Item 4(c)         Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote          -0-
                                                                          ------
                  (ii)     shared power to vote or to direct the
                           vote                                           60,542
                                                                          ------
                  (iii)    sole power to dispose or to the direct
                           disposition of                                    -0-
                                                                          ------
                  (iv)     shared power to dispose or to direct the
                           disposition of                                 60,542
                                                                          ------

Item 5            Ownership of Five Percent or Less of Class:
                  ------------------------------------------

                                 Not applicable


Item 6            Ownership of More than Five Percent on Behalf of Another
                  --------------------------------------------------------
                  Person:
                  ------

                                 Not applicable


Item 7            Identification and Classification of the Subsidiary Which
                  ---------------------------------------------------------
                  Acquired the Security Being Reported on by the Parent
                  -----------------------------------------------------
                  Holding Company.
                  ---------------

                                 Not applicable


Item 8            Identification and Classification of Members of the
                  ---------------------------------------------------
                  Group.
                  -----

                  This Schedule 13G is being filed on behalf of the Employee Stock Ownership Plan ("ESOP") identified in Item 2(a) by the ESOP Committee and the ESOP Trustee both filing under the Item 3(f) and 3(j) classifications. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities exclusive of those shares held by the ESOP as well as identification of members of these groups.


Item 9            Notice of Dissolution of Group.
                  ------------------------------

                                 Not applicable


Item 10           Certification.
                  -------------

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, as a member of the ESOP Committee and as an ESOP Trustee, I certify that the information set forth in this statement is true, complete and correct.



/s/Donald W. Tetrick                                      February 7, 2002
------------------------------------                      ----------------------
Donald W. Tetrick, as Trustee                             Date



/s/ John R. Crockett, Jr.                                 February 7, 2002
------------------------------------                      ----------------------
John R. Crockett, Jr., as Trustee                         Date



/s/Julian T. Caudill                                      February 7, 2002
------------------------------------                      ----------------------
Julian T. Caudill, as Trustee                             Date

Exhibit A
---------

                       Identification of Members of Group
                       ----------------------------------

         Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Trustee. The ESOP Trustee shares voting and dispositive power with the ESOP Committee. By the terms of the ESOP, the ESOP Trustee votes stock allocated to participant accounts as directed by participants. Stock held by the ESOP Trust, but not yet allocated is voted by the ESOP Trustee as directed by the ESOP Committee. Investment direction is exercised by the ESOP Trustee as directed by the ESOP Committee. The ESOP Committee and the ESOP Trustee share voting and dispositive power with respect to the unallocated stock held by the ESOP pursuant to their fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended.

         Members of the ESOP  Committee and ESOP  Trustees and their  beneficial
         -------------------------------------------------
ownership of shares of common stock of the issuer exclusive of membership on the ESOP Committee and as ESOP Trustee and of shares beneficially owned as a Participant in the ESOP are as follows:

                                   Beneficial             Beneficial Ownership
    Name                           Ownership (1)          as ESOP Participant
--------------------------------------------------------------------------------

Donald W. Tetrick                   9,537                        -0-
John R. Crockett, Jr.               6,542                        -0-
Julian T. Caudill                  11,442                        -0-




---------------------
(1) Beneficial ownership as of February 7, 2002. Includes shares of common stock of issuer owned in conjunction with family members. The ESOP Committee and ESOP Trustee disclaim ownership of these shares in conjunction with the exercise of their fiduciary duties as members of the ESOP Committee and as ESOP Trustee.